Exhibit 99.3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2015 and 2014

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	September 30, 2015 (Unaudited)		December 31, 2014 (Audited)		September 30, 2014 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$20,608	5	$23,560	5	$8,099	2
Financial assets at fair value through profit or loss	26	—	1	—	4	—
Held-to-maturity financial assets	1,528	—	3,457	1	4,267	1
Hedging derivative assets	15	—	—	—	—	—
Trade notes and accounts receivable, net	27,822	6	26,228	6	25,689	6
Accounts receivable from related parties	64	—	81	—	63	—
Inventories	6,556	2	7,097	2	8,586	2
Prepayments	5,408	1	2,444	—	5,741	1
Other current monetary assets	3,969	1	3,325	1	5,549	1
Other current assets	2,880	1	3,219	1	3,831	1

Total current assets	68,876	16	69,412	16	61,829	14

NONCURRENT ASSETS
Available-for-sale financial assets	5,344	1	6,281	1	5,204	1
Held-to-maturity financial assets	3,095	1	4,028	1	4,635	1
Investments accounted for using equity method	2,897	1	2,750	1	2,608	1
Property, plant and equipment	292,963	68	302,650	68	298,194	69
Investment properties	7,800	2	7,621	2	8,006	2
Intangible assets	40,917	9	42,825	9	43,243	10
Deferred income tax assets	1,964	—	1,826	—	1,793	—
Prepayments	3,473	1	3,504	1	3,549	1
Other noncurrent assets	6,233	1	5,601	1	5,130	1

Total noncurrent assets	364,686	84	377,086	84	372,362	86

TOTAL	$433,562	100	$446,498	100	$434,191	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$113	—	$564	—	$1,015	—
Repurchase agreements collateralized by bonds	—	—	—	—	4,000	1
Hedging derivative liabilities	—	—	—	—	1	—
Trade notes and accounts payable	14,052	3	18,519	4	15,714	4
Payables to related parties	352	—	408	—	371	—
Current tax liabilities	6,254	2	6,982	2	4,893	1
Other payables	20,921	5	24,335	6	21,546	5
Provisions	150	—	179	—	117	—
Advance receipts	9,768	2	9,913	2	9,876	2
Current portion of long-term loans	61	—	—	—	1,650	1
Other current liabilities	1,489	—	1,619	—	1,611	—

Total current liabilities	53,160	12	62,519	14	60,794	14

NONCURRENT LIABILITIES
Long-term loans	1,831	—	1,900	—	348	—
Deferred income taxes liabilities	109	—	132	—	127	—
Provisions	51	—	93	—	122	—
Customers’ deposits	4,634	1	4,759	1	4,756	1
Net defined benefit liabilities	6,770	2	6,470	2	5,789	2
Deferred revenue	3,590	1	3,398	1	3,519	1
Other noncurrent liabilities	2,737	1	1,515	—	1,379	—

Total noncurrent liabilities	19,722	5	18,267	4	16,040	4

Total liabilities	72,882	17	80,786	18	76,834	18

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stock	77,574	18	77,574	18	77,574	18

Additional paid-in capital	146,732	34	146,720	33	146,720	34

Retained earnings
Legal reserve	77,574	18	76,893	17	76,893	18
Special reserve	2,676	—	2,820	1	2,820	—
Unappropriated earnings	51,175	12	55,895	12	49,034	11

Total retained earnings	131,425	30	135,608	30	128,747	29

Other adjustments	180	—	886	—	(373)	—

Total equity attributable to stockholders of the parent	355,911	82	360,788	81	352,668	81

NONCONTROLLING INTERESTS	4,769	1	4,924	1	4,689	1

Total equity	360,680	83	365,712	82	357,357	82

TOTAL	$433,562	100	$446,498	100	$434,191	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2015		2014		2015		2014
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$56,178	100	$56,141	100	$169,571	100	$166,975	100

OPERATING COSTS	33,895	60	36,458	65	106,302	63	106,495	64

GROSS PROFIT	22,283	40	19,683	35	63,269	37	60,480	36

OPERATING EXPENSES
Marketing	6,184	11	6,681	12	18,193	11	19,277	11
General and administrative	1,105	2	994	2	3,355	2	3,161	2
Research and development	915	2	824	1	2,616	1	2,615	2

Total operating expenses	8,204	15	8,499	15	24,164	14	25,053	15

OTHER INCOME AND EXPENSES	(42)	—	(13)	—	(86)	—	(33)	—

INCOME FROM OPERATIONS	14,037	25	11,171	20	39,019	23	35,394	21

NON-OPERATING INCOME AND EXPENSES
Interest income	82	—	73	—	244	—	216	—
Other revenue	52	—	80	—	575	—	475	—
Other gains and losses	(132)	—	92	—	(203)	—	82	—
Interest expenses	(9)	—	(15)	—	(24)	—	(34)	—
Share of the profit of associates and joint ventures accounted for using equity method	186	—	267	1	693	1	684	1

Total non-operating income and expenses	179	—	497	1	1,285	1	1,423	1

INCOME BEFORE INCOME TAX	14,216	25	11,668	21	40,304	24	36,817	22

INCOME TAX EXPENSE	3,476	6	2,772	5	6,220	4	6,714	4

NET INCOME	10,740	19	8,896	16	34,084	20	30,103	18

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates	—	—	—	—	—	—	—	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	213	1	51	—	128	—	14	—
Unrealized loss on available-for-sale financial assets	(506)	(1)	(24)	—	(839)	—	(258)	—
Cash flow hedges	16	—	(1)	—	16	—	(1)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2015		2014		2015		2014
	Amount	%	Amount	%	Amount	%	Amount	%
Share of exchange differences arising from the translation of the foreign operations of associates	$7	—	$28	—	$7	—	$4	—
Income tax benefit (expense) relating to items that may be reclassified subsequently	1	—	2	—	(3)	—	4	—

	(269)	—	56	—	(691)	—	(237)	—

Total other comprehensive income (loss), net	(269)	—	56	—	(691)	—	(237)	—

TOTAL COMPREHENSIVE INCOME	$10,471	19	$8,952	16	$33,393	20	$29,866	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,597	19	$8,834	16	$33,552	20	$29,703	18
Noncontrolling interests	143	—	62	—	532	—	400	—

	$10,740	19	$8,896	16	$34,084	20	$30,103	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,299	19	$8,873	16	$32,846	20	$29,474	18
Noncontrolling interests	172	—	79	—	547	—	392	—

	$10,471	19	$8,952	16	$33,393	20	$29,866	18

EARNINGS PER SHARE
Basic	$1.37		$1.14		$4.33		$3.83

Diluted	$1.37		$1.14		$4.31		$3.83

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
			Retained Earnings				Exchange Differences Arising from the Translation	Unrealized Gain (Loss) on Available-for-			Total Equity Attributable to
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	of the Foreign Operations	sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	Stockholders of the Parent	Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2014	$77,574	$163,294	$74,819	$2,676	$40,075	$117,570	$6	$(150)	$—	$(144)	$358,294	$4,846	$363,140

Appropriation of 2013 earnings
Legal reserve	—	—	2,074	—	(2,074)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	144	(144)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(18,526)	(18,526)	—	—	—	—	(18,526)	—	(18,526)

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(797)	(797)

Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	3	—	—	—	—	—	—	—	—	3	—	3

Cash distributed from additional paid-in capital	—	(16,577)	—	—	—	—	—	—	—	—	(16,577)	—	(16,577)

Net income for the nine months ended September 30, 2014	—	—	—	—	29,703	29,703	—	—	—	—	29,703	400	30,103

Other comprehensive income (loss) for the nine months ended September 30, 2014	—	—	—	—	—	—	17	(245)	(1)	(229)	(229)	(8)	(237)

Total comprehensive income (loss) for the nine months ended September 30, 2014	—	—	—	—	29,703	29,703	17	(245)	(1)	(229)	29,474	392	29,866

Employee stock bonus issued by a subsidiary	—	—	—	—	—	—	—	—	—	—	—	5	5

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	80	80

Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	163	163

BALANCE, SEPTEMBER 30, 2014	$77,574	$146,720	$76,893	$2,820	$49,034	$128,747	$23	$(395)	$(1)	$(373)	$352,668	$4,689	$357,357

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
			Retained Earnings				Exchange Differences Arising from the Translation	Unrealized Gain (Loss) on Available-for-			Total Equity Attributable to
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	of the Foreign Operations	sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	Stockholders of the Parent	Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2015	$77,574	$146,720	$76,893	$2,820	$55,895	$135,608	$146	$740	$—	$886	$360,788	$4,924	$365,712

Appropriation of 2014 earnings
Legal reserve	—	—	681	—	(681)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	(144)	144	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,673)	(37,673)	—	—	—	—	(37,673)	—	(37,673)

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(350)	(350)

Partial disposal of interests in subsidiaries	—	27	—	—	—	—	—	—	—	—	27	18	45

Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	1	1

Net income for the nine months ended September 30, 2015	—	—	—	—	33,552	33,552	—	—	—	—	33,552	532	34,084

Other comprehensive income (loss) for the nine months ended September 30, 2015	—	—	—	—	—	—	122	(843)	15	(706)	(706)	15	(691)

Total comprehensive income (loss) for the nine months ended September 30, 2015	—	—	—	—	33,552	33,552	122	(843)	15	(706)	32,846	547	33,393

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	44	44

Purchase of treasury stocks by a subsidiary	—	(15)	—	—	(62)	(62)	—	—	—	—	(77)	(416)	(493)

Increase in noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	1	1

BALANCE, SEPTEMBER 30, 2015	$77,574	$146,732	$77,574	$2,676	$51,175	$131,425	$268	$(103)	$15	$180	$355,911	$4,769	$360,680

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Nine Months Ended September 30
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$40,304	$36,817
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	22,908	23,990
Amortization	2,308	1,499
Provision for doubtful accounts	356	211
Interest expenses	24	34
Interest income	(244)	(216)
Dividend income	(218)	(78)
Compensation cost of employee share options	44	80
Share of the profit of associates accounted for using equity method	(693)	(684)
Impairment loss on available-for-sale financial assets	107	9
Impairment loss on associates and jointly controlled entities accounted for using equity method	8	—
Provision for inventory and obsolescence	137	256
Loss (gain) on disposal of financial instruments	—	(46)
Loss on disposal of property, plant and equipment	86	33
Loss (gain) on disposal of investments accounted for using equity method	(5)	6
Valuation gain on financial instruments at fair value through profit or loss, net	(26)	(4)
Loss on foreign exchange ,net	86	199
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	1	—
Trade notes and accounts receivable	(1,927)	(2,991)
Receivables from related parties	17	6
Inventories	433	(993)
Other current monetary assets	(787)	(645)
Prepayments	(2,888)	(3,458)
Other current assets	346	129
Increase (decrease) in:
Trade notes and accounts payable	(4,591)	71
Payables to related parties	(56)	(185)
Other payables	(1,411)	(3,846)
Provisions	(71)	(13)
Advance receipts	(144)	412
Other current liabilities	(125)	10
Deferred revenue	192	(182)
Net defined benefit liabilities	300	306

Cash generated from operations	54,471	50,727

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Nine Months Ended September 30
	2015	2014
Interest paid	$(24)	$(34)
Income tax paid	(7,114)	(8,248)

Net cash provided by operating activities	47,333	42,445

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(29)	(60)
Proceeds from disposal of available-for-sale financial assets	1	85
Capital reduction of available-for-sale financial assets	19	44
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(11,477)	(411)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three months	11,645	437
Acquisition of held-to-maturity financial assets	(1,002)	—
Proceeds from disposal of held-to-maturity financial assets	3,850	2,845
Acquisition of investments accounted for using equity method	(6)	(133)
Acquisition of property, plant and equipment	(15,474)	(20,972)
Proceeds from disposal of investments accounted for using equity method	16	—
Net cash outflow on acquisition of subsidiaries	(114)	—
Proceeds from disposal of property, plant and equipment	1	3
Acquisition of intangible assets	(226)	(343)
Increase in other noncurrent assets	(589)	(262)
Interest received	265	37
Cash dividends received	759	513

Net cash used in investing activities	(12,361)	(18,217)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	2,750	895
Repayment of short-term loans	(3,255)	(134)
Proceeds from long-term loans	—	348
Repayment of long-term loans	(104)	(50)
Customers’ deposits refunded	(128)	(77)
Increase in repurchase agreement collateralized by bonds	—	4,000
Increase in other noncurrent liabilities	1,221	45
Proceeds from disposal of interest in subsidiaries without losing control	45	—
Cash dividends and cash distributed from additional paid-in capital	(37,673)	(35,103)
Cash dividends paid to noncontrolling interests	(350)	(797)
Other change in noncontrolling interests	(488)	164

Net cash used in financing activities	(37,982)	(30,709)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Nine Months Ended September 30
	2015	2014
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$58	$(5)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,952)	(6,486)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	23,560	14,585

CASH AND CASH EQUIVALENTS, END OF PERIOD	$20,608	$8,099

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of September 30, 2015 and 2014, the related consolidated statements of comprehensive income for the three months ended September 30, 2015 and 2014 and for the nine months ended September 30, 2015 and 2014, as well as the consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2015 and 2014 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board. The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under IFRSs.